03/24/97     2:10 PM     FORM 12B-25 EXTENTION REQUEST
                         Commission File No. 000-26668

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

                   FORM 10-K FOR PERIOD ENDED DECEMBER 31, 1996


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



Part I - Registrant Information

                        SYSTEMS COMMUNICATIONS, INC.
--------------------------------------------------------------

                         (Full name of Registrant)

Address of Principal Executive Office:

2575 ULMERTON ROAD, SUITE 300, CLEARWATER, FLORIDA    34622
--------------------------------------------------------------

Part II - Rules 12b-25 (b) and (c)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached, if applicable.

Part III - Narrative

Continuing cash flow difficulties of the Registrant required the Registrant to delay payment to its independent accountants, Ernst & Young LLP, for audit and other services performed by Ernst & Young LLP for the fiscal year ended December 31, 1995 and the interim periods of fiscal 1996. Consequently, Ernst & Young LLP was not willing to provide any further services pending payment of amounts due them for past services and for services to be performed in connection with the audit of the Registrants 1996 financial statements.

On or about February 25, 1997, the Company paid all amounts due Ernst & Young LLP for past services and agreed to pay fees and expenses for the 1996 audit prior to commencement of their work. Ernst & Young LLP has scheduled personnel for the Registrants annual audit which is to begin on or about March 24, 1997. The Registrant contemplates filing its Form 10-K no later than on April 15, 1997, after the completion of the Registrants annual audit by Ernst & Young LLP.


Part IV - Other Information

(1)  Name and Telephone number of person to contact in regard to this notification :
  Robert A. Thompson            (813) 571-1185
      (Name)                  (Area code) (Telephone number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                         [X]Yes
[ ]No

Reports not filed:

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X]Yes
[ ]No

Explanation of Changes:

The Registrant anticipates that it will report an operating loss for the year ended December 31, 1996 in excess of the operating loss reported for the year ended December 31, 1995 and a decrease in working capital from December 31, 1995 to December 31, 1996.

Systems Communications, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 24, 1997

By /s/ Edwin B. Salmon, Chairman of the Board of Directors.